03011877

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~4806~~ 15313

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mutual Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 East Las Olas Blvd., Suite 1400, Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2002 and 2001 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Poff
Signature

02-18-03
Date

President, Chief Financial Officer,
Chief Operating Officer and Treasurer
Title

Subscribed and sworn to before me this 18 day of Feb., 2003.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 025665
EXPIRES: August 10, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2248

Tel: (954) 728-3800
Fax: (954) 728-3838
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mutual Service Corporation:

We have audited the following consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 12, 2003

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 22,048,099	$ 29,280,167
Restricted cash	50,000	53,154
Accounts receivable, net	4,089,047	4,242,884
Property, net	3,532,396	1,403,022
Goodwill	11,673,064	11,673,064
Other assets	1,858,518	2,072,208
TOTAL	$ 43,251,124	$ 48,724,499

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$ 4,844,280	$ 6,150,348
Accounts payable	4,158,775	3,318,869
Accrued liabilities	1,913,620	1,765,152
Deferred revenue	865,485	737,990
Income taxes due to affiliates	922,518	3,777,267
Total liabilities	12,704,678	15,749,626
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 2,280 issued and outstanding	2,280	2,280
Additional paid-in capital	15,987,784	15,987,784
Retained earnings	14,556,382	16,984,809
Total stockholder's equity	30,546,446	32,974,873
TOTAL	$ 43,251,124	$ 48,724,499

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE:		
Commissions and fees:		
Mutual funds	$ 59,591,571	$ 63,956,815
Variable products	41,344,613	78,161,208
Introducing broker	29,965,153	29,101,083
Direct participation	4,052,340	2,293,539
Total commissions and fees	134,953,677	173,512,645
Interest and dividends	370,881	1,065,556
Other revenue	3,427,933	4,681,210
Total revenue	138,752,491	179,259,411
OPERATING EXPENSES:		
Commissions	111,466,509	148,982,003
Employee compensation and benefits	9,707,363	9,406,460
General and administrative	6,354,788	5,900,965
Rent and other facility expenses	1,164,618	1,166,923
Registration fees	996,851	951,157
Depreciation	749,617	854,115
Professional services	250,979	626,650
Amortization	-	510,746
Total operating expenses	130,690,725	168,399,019
INCOME BEFORE PROVISION FOR INCOME TAXES	8,061,766	10,860,392
PROVISION FOR INCOME TAXES	3,190,193	4,394,896
NET INCOME	$ 4,871,573	$ 6,465,496

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCES, DECEMBER 31, 2000	2,280	$ 2,280	$ 15,987,784	$ 19,269,313	$ 35,259,377
Net income				6,465,496	6,465,496
Dividends to parent				(8,750,000)	(8,750,000)
BALANCES, DECEMBER 31, 2001	2,280	2,280	15,987,784	16,984,809	32,974,873
Net income				4,871,573	4,871,573
Dividends to parent				(7,300,000)	(7,300,000)
BALANCES, DECEMBER 31, 2002	2,280	$ 2,280	$ 15,987,784	$ 14,556,382	$ 30,546,446

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,871,573	$ 6,465,496
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization	749,617	1,364,861
Loss on disposal of property	7,807	-
Deferred tax asset, net	520,361	51,512
Changes in assets and liabilities:		
Restricted cash	3,154	-
Accounts receivable	153,837	1,964,639
Other assets	(306,671)	18,817
Accounts payable	1,355,582	304,736
Commissions payable	(1,306,068)	458,335
Accrued liabilities	148,468	(915,199)
Deferred revenue	127,495	(132,222)
Income taxes due to affiliates	(2,854,749)	3,110,105
Net cash flows provided by operating activities	3,470,406	12,691,080
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(2,402,474)	(775,977)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to parent	(8,300,000)	(7,750,000)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,232,068)	4,165,103
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,280,167	25,115,064
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,048,099	$ 29,280,167
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Cash paid for income taxes, net	$ 5,766,202	$ 1,844,613
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY - Dividend payable	$ -	$ 1,000,000

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. MSC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. MSC and Subsidiaries (the "Company") serve a network of independent financial advisors in over 856 branches throughout each of the 50 states. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds. At December 31, 2002, the Company owned 100% of the outstanding stock of Advisors' Mutual Service Center, Inc., Titan Value Equities Group, LLC and Contemporary Financial Solutions, Inc., a broker-dealer incorporated on April 29, 2002.

The Company is an indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). The Company's immediate parent is Pacific Select Distributors, Inc. ("PSD"), a wholly-owned subsidiary of Pacific Life. Pacific Life's immediate parent is Pacific LifeCorp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents include all highly-liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable and Commissions Payable - Accounts receivable primarily represents commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments - The carrying amount of accounts receivable, commissions payable, accounts payable, accrued liabilities, deferred revenue, and income taxes due to affiliates approximates fair value due to the short maturity of those instruments.

Property - Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Long-Lived Assets - In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the assets carrying amount to determine if a write-down is necessary.

Securities Transactions - Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts - Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenues and commissions expenses in the consolidated financial statements.

Overrides and Institutional Commissions - Overrides and institutional commissions primarily consist of ticket charges on securities trades, due diligence revenue from product sponsors, commissions on trades executed on behalf of product sponsors, and marketing allowances received from companies. Overrides and institutional commissions are recognized as earned and are included in commissions and fees revenues in the consolidated financial statements.

Deferred Revenues - Deferred revenues consist primarily of insurance and registration payments received in advance from representatives. These funds are recognized as revenue when earned by the Company over the respective insurance and registration terms.

Income Taxes - The Company's operations are included in the consolidated Federal income tax return and combined California franchise tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal elements of deferred income taxes are related to differing accounting and tax treatment for reserves and allowances, depreciation, rent expense and net operating losses.

Dividends to Parent - PSD may request cash dividends from the Company each year. The Company declared and paid dividends to PSD of $7.3 million and $8.3 million for the year ended December 31, 2002 and $8.75 million and $7.75 million for the year ended December 31, 2001, respectively.

Comprehensive Income - There are no differences between comprehensive income and net income on the accompanying consolidated financial statements.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements - Effective January 1, 2002, the Company adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142. *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. The Company ceased goodwill amortization as of January 1, 2002 and, as a result, the Company's net income increased $510,746 for the year ended December 31, 2002. The Company's goodwill asset of $11.7 million was not considered impaired.

Effective January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that the adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others,* an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes the adoption of FIN No. 45 will not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities,* an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The Company believes the adoption of FIN No. 46 will not have a material impact on the Company's consolidated financial statements.

Reclassifications - Certain amounts in the 2001 consolidated financial statements have been reclassified to conform with 2002 classifications.

3. RESTRICTED CASH

As of December 31, 2002 and 2001, the Company was required to segregate cash of $50,000 and $53,154, respectively, in a special reserve bank account for the exclusive benefit of customers. This amount was in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the Securities and Exchange Commission.

4. PROPERTY

Property is comprised of the following at December 31:

	2002	2001
Machinery and equipment	$ 6,169,363	$ 3,526,771
Furniture and fixtures	1,246,954	1,353,705
Computer system	-	390,463
Leasehold improvements	336,232	355,765
Automobile	21,071	21,071
Total	7,773,620	5,647,775
Less accumulated depreciation	4,241,224	4,244,753
Property, net	$ 3,532,396	$ 1,403,022

5. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $220,207 and $210,827 to the Contribution Plan for the years ended December 31, 2002 and 2001, respectively.

The Company's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2002 and 2001, the Company's contribution to the Pension Plan was $225,817 and $216,091, respectively.

Certain officers of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $895,370 and $545,292 has been accrued for this plan as of December 31, 2002 and 2001, respectively, and is included in accounts payable.

6. INCOME TAXES

Included in other assets in the accompanying statements of consolidated financial condition as of December 31 are the following:

	2002	2001
Deferred tax assets (liabilities):		
Reserves and allowances	$ 299,449	$ 391,707
Depreciation	(303,669)	150,534
Deferred rent	-	6,091
Net operating losses	205,722	231,437
Other	55,714	(2,192)
Deferred tax asset, net	$ 257,216	$ 777,577

The deferred tax asset related to the net operating loss ("NOL") is a future tax benefit that will expire in 2010. The benefit was assumed in MSC's acquisition of Titan Values Equities Group, Inc. It is based on the net realizable NOL available under Section 382 of the Internal Revenue Code.

The components of the provision for income taxes at December 31 are as follows:

	2002	2001
Current:		
Federal	$ 2,102,542	$ 3,613,685
State	567,290	729,699
Total current	2,669,832	4,343,384
Deferred:		
Federal	434,487	43,010
State	85,874	8,502
Total deferred	520,361	51,512
Total provision for income taxes	$ 3,190,193	$ 4,394,896

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2002 and 2001 is as follows:

	2002 Amount	2002 Rate	2001 Amount	2001 Rate
Federal statutory rate	$ 2,821,618	35.0 %	$ 3,801,137	35.0 %
State income taxes, net of Federal income tax benefit	424,557	5.3	479,831	4.4
Goodwill	-	-	174,572	1.6
Other	(55,982)	(0.7)	(60,644)	(0.5)
Total provision for income taxes and effective tax rate	$ 3,190,193	39.6 %	$ 4,394,896	40.5 %

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, under the most restrictive requirement, the Company had net regulatory capital of $8,279,934, which was $7,432,956 in excess of its required net capital of $846,978. At December 31, 2001, under the most restrictive requirement, the Company had net regulatory capital of $17,327,756, which was $16,277,781 in excess of its required net capital of $1,049,975. At December 31, 2002 and 2001, the Company's ratio of aggregate indebtedness to net capital was 1.53 and .91, respectively, times its net capital.

8. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with PSD, Pacific Life, and United Planners Group, Inc., an affiliate and wholly-owned subsidiary of PSD. The more significant transactions are related to commission income and related commission expense from Pacific Life of $18,966,079 and $16,628,859, respectively, for the year ended December 31, 2002. For the year ended December 31, 2001, commission income and related commission expense from Pacific Life was $35,634,805 and $32,668,801, respectively. In addition, Pacific Life processes the Company's payroll. At December 31, 2002 and 2001, the Company had a net payroll liability of $669,795 and $454,051, respectively, due to Pacific Life and is included in accounts payable. The Company also had $43,040 in other payables due to Pacific Life included in accounts payable and $922,518 recorded as income taxes due to affiliates at December 31, 2002 included in the accompanying statement of consolidated financial position.

9. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is a defendant in certain lawsuits arising in the ordinary course of business. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2002 will not be material to the consolidated financial position of the Company.

Financial Instruments with Off-Balance Sheet Credit Risk - As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Operating Leases - The Company renewed its lease for office space in West Palm Beach, Florida effective April 1, 2002 to March 31, 2007. In addition, the Company entered into a one-year lease for office space in Irvine, California effective February 1, 2003. The following are future minimum lease obligations on the Company's office leases:

Year ending December 31	
2003	$ 965,000
2004	963,000
2005	1,007,000
2006	1,041,000
2007	262,000
Total	$ 4,238,000

Rent expense was $1,164,618 and $1,134,677 for the years ended December 31, 2002 and 2001, respectively.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

STOCKHOLDER'S EQUITY	$ 30,546,446
DEDUCT NONALLOWABLE ASSETS:	
Repurchase agreement cash	3,938,000
Accounts receivable	872,347
Property, net	3,532,396
Goodwill	11,673,064
Deferred tax asset, net	257,216
Other assets	1,601,302
Total nonallowable assets	21,874,325
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	8,672,121
DEDUCT - HAIRCUTS ON MONEY MARKET FUNDS	(392,187)
NET CAPITAL	$ 8,279,934
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 4,844,280
Accounts payable	4,158,775
Accrued liabilities	1,913,620
Deferred revenue	865,485
Income taxes due to affiliates	922,518
TOTAL AGGREGATE INDEBTEDNESS	$ 12,704,678
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 846,978
Net capital in excess of requirement	7,432,956
NET CAPITAL	$ 8,279,934
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.53

(Continued)

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2002):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 11,804,086
Nonallowable repurchase agreement asset erroneously reported as allowable	(3,938,000)
Difference due to eliminating various prepaid expenses and related liabilities	335,794
Audit adjustments to record additional compensation	(307,593)
Audit adjustments to reduce tax assets	284,632
Other audit adjustments, (net)	101,015
NET CAPITAL PER ABOVE	$ 8,279,934

(Concluded)

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2248

Tel: (954) 728-3800
Fax: (954) 728-3838
www.deloitte.com

Deloitte & Touche

February 12, 2003

Mutual Service Corporation and Subsidiaries
One Clearlake Center, Suite 1800
250 Australian Avenue South
West Palm Beach, Florida 33401

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the year ended December 31, 2002, on which we issued our report dated February 12, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP